UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

18th Floor, No. 1333

Lujiazui Ring Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Lufax Announces Unaudited Financial Information As of and For the Six Months Ended June 30, 2025

In compliance with the NYSE Listed Company Manual Section 203.03, Lufax Holding Ltd (the “Company”) hereby announces its unaudited interim condensed consolidated statement of comprehensive income for the six months ended June 30, 2025 and its unaudited interim condensed consolidated statement of financial position as of June 30, 2025.

LUFAX HOLDING LTD

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Expressed in Renminbi - RMB and US Dollars - US$. All amounts in thousands, except for per share data, or otherwise noted.)

	For the six months ended June 30,
	2024	2025	2025
	(Unaudited) RMB (Restated)	(Unaudited) RMB	(Unaudited) US$
			(Note 1)
Technology platform-based income	4,546,756	2,886,548	402,947
Net interest income	6,068,401	6,404,677	894,058
Guarantee income	1,775,400	2,815,970	393,094
Other income	773,499	708,182	98,858
Investment income/(loss)	(1,129,326)	1,268,872	177,128
Share of net loss of investments accounted for using the equity method	(691)	—	—

Total income	12,034,039	14,084,249	1,966,085

Sales and marketing expenses	(2,898,177)	(2,068,958)	(288,815)
General and administrative expenses	(1,023,810)	(996,698)	(139,134)
Operation and servicing expenses	(2,698,925)	(2,048,817)	(286,004)
Technology and analytics expenses	(539,955)	(474,339)	(66,215)
Credit impairment losses	(5,425,605)	(7,858,211)	(1,096,964)
Finance costs	(34,893)	(82,680)	(11,542)
Other loss - net	(299,014)	(63,586)	(8,876)

Total expenses	(12,920,379)	(13,593,289)	(1,897,550)

Profit/(loss) before income tax expenses	(886,340)	490,960	68,535
Less: Income tax expense	(1,411,134)	(1,009,935)	(140,981)

Net loss for the period	(2,297,474)	(518,975)	(72,446)
Net profit/(loss) attributable to:
Owners of the Company	(2,356,062)	(767,235)	(107,102)
Non-controlling interests	58,588	248,260	34,656

	(2,297,474)	(518,975)	(72,446)

Other comprehensive income/(loss), net of tax:
Items that may be reclassified to profit or loss in subsequent periods
-Exchange differences on translation of foreign operations	(426)	(7,925)	(1,106)
-Changes in the fair value of financial assets at fair value through other comprehensive income	(2,511)	2,049	286
Items that will not be reclassified to profit or loss in subsequent periods
-Exchange differences on translation of foreign operations to the presentation currency	(71,732)	27,537	3,844

Other comprehensive income/(loss), net of tax	(74,669)	21,661	3,024

Total comprehensive loss for the period	(2,372,143)	(497,314)	(69,422)

Total comprehensive loss attributable to:
Owners of the Company	(2,430,438)	(745,486)	(104,065)
Non-controlling interests	58,295	248,172	34,643

	(2,372,143)	(497,314)	(69,422)

Loss per share
-Basic loss per share	(2.05)	(0.44)	(0.06)
-Diluted loss per share	(2.05)	(0.44)	(0.06)
-Basic loss per ADS	(4.10)	(0.88)	(0.12)
-Diluted loss per ADS	(4.10)	(0.88)	(0.12)

LUFAX HOLDING LTD

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in Renminbi - RMB and US Dollars - US$. All amounts in thousands, except for per share data, or otherwise noted.)

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	(Audited) RMB	(Unaudited) RMB	(Unaudited) US$
			(Note 1)
ASSETS
Cash at bank	29,903,846	27,890,740	3,893,397
Restricted cash	14,132,034	9,809,195	1,369,311
Financial assets held under resale agreements	657,033	2,083,215	290,806
Financial assets at fair value through profit or loss	20,355,814	27,837,065	3,885,904
Financial assets at fair value through other comprehensive income	1,156,095	2,010,257	280,621
Financial assets at amortized cost	1,499,000	—	—
Accounts and other receivables and contract assets	6,216,650	4,278,798	597,297
Loans to customers	111,508,669	103,418,445	14,436,658
Deferred tax assets	6,773,586	6,621,613	924,342
Property and equipment	64,075	50,498	7,049
Intangible assets	956,077	947,241	132,230
Right-of-use assets	306,599	258,626	36,103
Goodwill	9,175,539	9,171,521	1,280,295
Other assets	831,626	1,014,816	141,663

Total assets	203,536,643	195,392,030	27,275,676

LIABILITIES
Payable to platform investors	721,558	639,853	89,320
Borrowings	51,114,575	53,066,980	7,407,865
Customer deposits	3,933,750	5,405,481	754,576
Current income tax liabilities	782,352	333,887	46,609
Accounts and other payables and contract liabilities	7,492,550	6,950,808	970,295
Payable to investors of consolidated structured entities	42,795,624	31,153,210	4,348,820
Financing guarantee liabilities	4,217,979	5,655,678	789,502
Deferred tax liabilities	333,560	636,120	88,799
Lease liabilities	302,867	251,107	35,053
Convertible promissory notes payable	6,174,050	6,381,257	890,789
Financial assets sold under repurchase agreements	782,459	506,004	70,635
Other liabilities	1,287,562	1,311,578	183,091

Total liabilities	119,938,886	112,291,963	15,675,354

EQUITY
Share capital	117	117	16
Share premium	27,027,846	27,027,931	3,772,954
Treasury shares	(5,642,768)	(5,642,768)	(787,700)
Other reserves	1,591,448	1,612,728	225,128
Retained earnings	58,796,059	58,028,824	8,100,511

Total equity attributable to owners of the Company	81,772,702	81,026,832	11,310,909
Non-controlling interests	1,825,055	2,073,235	289,413

Total equity	83,597,757	83,100,067	11,600,322

Total liabilities and equity	203,536,643	195,392,030	27,275,676

Note 1: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial information are presented solely for the convenience of the readers at the rate of US$1.00 = RMB7.1636, representing the noon buying rate on the last trading day of June 2025 (June 30, 2025) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

	By:	/s/ Tongzhuan Xi
	Name:	Tongzhuan Xi
	Title:	Chief Financial Officer
Date: April 30, 2026